--------------------------
                         KIRKPATRICK & LOCKHART LLP
                         --------------------------

                         SOUTH LOBBY, NINTH FLOOR
                         1800 M STREET, N.W.
                         WASHINGTON, DC 20036-5891

                         TELEPHONE (202) 778-9000
                         FACSIMILE (202) 778-9100
ARTHUR J. BROWN
(202) 778-9046
brownaj@kl.com


December 16, 1996

The Rodney Square Strategic
Fixed-Income Fund
Rodney Square North
Wilmington, Delaware 19890

Dear Sir or Madam:

    The Rodney Square Strategic Fixed-Income Fund ("Trust") is a business trust established under Massachusetts law by Declaration of Trust dated May 7, 1986 as amended and restated on March 14, 1991. We understand that the Trust is about to file a Rule 24f-2 Notice for its two series, The Rodney Square Diversified Income Portfolio and The Rodney Square Municipal Income Portfolio, pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended ("1940 Act"), for the purpose of making definite the number of shares which are registered for each series under the Securities Act of 1933, as amended ("1933 Act"), and which were sold by each series during its fiscal year ended October 31, 1996.

    We have, as counsel, participated in various business and other proceedings relating to the Trust. We have examined copies, either certified or otherwise proved to be genuine, of the Trust's Declaration of Trust, as amended, and By-Laws, as now in effect, the minutes of meetings of its Board of Trustees and other documents relating to its organization and operation, and we are generally familiar with its affairs.

    Based upon the foregoing, it is our opinion that the shares of beneficial interest in the Trust sold during the fiscal year ended October 31, 1996, the registration of which will be made definite by the filing of a Rule 24f-2 Notice, were legally issued, fully paid and non-assessable. We express no opinion as to compliance with the 1933 Act, the 1940 Act or applicable state securities laws in connection with the sales of shares of beneficial interest.

    The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. The Declaration of Trust states that creditors of, contractors with and claimants against the Trust, shall look only to the assets of the Trust for payment. It also states that every note, bond, contract, or other undertaking issued by or on behalf of the Trust or the trustees relating to the Trust shall include a recitation limiting the obligation represented thereby to the Trust and its assets. The Declaration of Trust further provides: (i) for indemnification from the Funds assets, as appropriate, for all losses and expenses of any shareholder held personally liable for the obligations of the Trust or Funds by virtue of ownership of shares of the Funds; and (ii) for the Trust to assume the defense of any claim against the shareholder for any act or obligation of the Trust. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

    We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission. We also consent to the reference to our firm under the caption "Other Information - Legal Counsel" in the statement of additional information incorporated by reference into the prospectus of the Fund, filed as part of the Trust's Registration Statement.
                                        Very truly yours,

                                        KIRKPATRICK & LOCKHART LLP

                                        By:  /s/ Arthur Brown
                                           --------------------
                                             Arthur J. Brown